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                                               Filed by The Kroll-O'Gara Company
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

       Subject Company: The Kroll-O'Gara Company (Commission File No. 000-21629)


FOR IMMEDIATE RELEASE
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KROLL-O'GARA REPORTS ON STATUS OF BUSINESS SEPARATION

NEW YORK, NY -- JULY 26, 2000 -- The Kroll-O'Gara Company (Nasdaq: KROG - news), at its Annual Meeting of Shareholders today, will report on the status of the proposed separation of its primary businesses into stand alone companies. As previously announced, during April and May 2000 Kroll-O'Gara's Board of Directors directed management to explore the separation of these businesses and formed a Special Committee of the Board to supervise the process. The Special Committee then selected Bear Stearns & Co. Inc. to assist the Company. Since that time, the Special Committee, along with its independent investment and legal advisors, has engaged in extensive discussions with management of the Company.

These discussions have resulted in the development of a tentative plan for the separation of the Company's two principal operating segments - the Security Products & Services Group (O'Gara-Hess & Eisenhardt Armoring) and the Investigations & Intelligence Group (Kroll Risk Consulting Services). The separation is intended to resolve internal management conflicts and to permit the management of each Group to reestablish clear strategic and operating direction for the business of that Group. This plan is not yet final, but its principal aspects are expected to include the following:

o The Company will be separated into two independent publicly-held corporations;

o  The separation will be tax free to the Company and its shareholders;

o The Company's public shareholders will hold the same percentage ownership in each of the two publicly-held companies as they hold in the Company prior to the separation;

o Messrs. Thomas and Bill O'Gara and certain other senior members of management historically associated with the Security Products and Services Group will hold shares only in the company conducting the activities of that Group. Similarly, Mr. Jules B. Kroll and certain other senior members of management historically associated with the Investigations and Intelligence Group will hold shares only in the company conducting the activities of that Group;

o Each of the two companies will continue to hold an equity interest in the Company's Internet security subsidiary, Securify Inc., which will operate as a private company under separate management;

o Any final plan, if developed, will be presented to shareholders only after receipt of an opinion as to fairness


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   from Bear Stearns, a favorable recommendation by the Special Committee and appropriate action by the full Board of Directors. Definitive proxy material and other information will be provided to shareholders in connection with any shareholder vote on a final plan of separation;

o The Company anticipates that the separation, if consummated, will be completed during the fourth quarter of 2000 or the first quarter of 2001.

The statements in this release relating to Kroll-O'Gara's business plans are forward-looking statements within the meaning of the federal securities laws. These statements are subject to substantial risks and uncertainties. There can be no assurance that the plan of separation described above, or any other plan of separation, will be finalized or, if finalized, that the separation will be completed. Completion of any transaction will be subject to a number of conditions, including, among others, shareholder approval, regulatory approvals and receipt of a private letter ruling from the Internal Revenue Service that the separation will be tax free to Kroll-O'Gara and its shareholders.

If a plan of separation is finalized, Kroll-O'Gara will send a definitive proxy statement to shareholders and will request their proxies at that time. SHAREHOLDERS SHOULD READ THE PROXY STATEMENT WHEN IT IS AVAILABLE SINCE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE SEPARATION AND THE PARTICIPANTS IN THE SEPARATION. The proxy statement will be available for free from the web site maintained by the Securities & Exchange Commission (http://www.sec.gov) and will be available free from the Company.

This press release does not constitute an offer of any security. Any offer will be made pursuant to an effective registration statement under the Securities Act of 1933, which also will be available on the SEC's web site. The prospectus contained in any registration statement will be mailed to shareholders along with other proxy solicitation materials and will be available to shareholders without charge from the Company.